UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01
(Title of Class of Securities)
03168L105
(CUSIP Number)
Chintu Patel
c/o McCabe Heidrich & Wong, PC
4 Gatehall Drive
Parsippany, NJ 07054-4513
(908) 409-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 3 pages

1	Names of Reporting Persons Chintu Patel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 24,784,336
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,784,336
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,784,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%(1)
14	Type of Reporting Person IN

(1) Calculated based on 128,150,558 shares of Class A Common Stock and 170,940,707 shares of Class B Common Stock outstanding as of July 23, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 5, 2019 for the calendar quarter ended June 30, 2019.

CUSIP No. 03168L105	13D	Page 2 of 3 pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1.”) amends and supplements the Schedule 13D filed on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively the “Schedule 13D”), by the Reporting Person, relating to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.
Item 4.     Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On August 3, 2019, the Issuer’s Board of Directors appointed the Reporting Person and Mr. Chirag Patel as the Issuer’s Co-Chief Executive Officers and Chirag Patel as President, effective immediately. Messrs. Patel each stepped down as Co-Chairman of the Board in connection with their appointment, but will continue to serve as directors.
In addition, on August 2, 2019, the Second Amended and Restated Stockholders Agreement dated as of December 16, 2017, by and among Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC and the Issuer was amended to make certain changes to accommodate, among other things, the leadership transition described above.  This amendment was filed by the Issuer on August 5, 2019 as Exhibit 10.5 to its Quarterly Report on Form 10-Q.

CUSIP No. 03168L105	13D	Page 3 of 3 pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 6, 2019

/s/ Chintu Patel
Chintu Patel